

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

September 14, 2009

Via U.S. mail and facsimile

Mr. Andy L. Nemeth
Executive Vice President - Finance and Chief Financial Officer
Patrick Industries, Inc.
107 West Franklin Street
P.O. Box 638
Elkhart, IN 46515

> **RE:** **Form 10-K for the year ended December 31, 2008**
> **Form 10-Q for the period ended June 28, 2009**
> **File No. 000-03922**

Dear Mr. Nemeth:

        We have reviewed your filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. With the exception of the comment below that specifically requests an amendment, all other revisions may be included in your future filings.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview of Markets and Related Industry Performance, page 24

2. You disclose in the last paragraph on page 25 that you continue to explore alternative
    sources of raw materials and components, both domestically and from overseas.
    Please revise to address whether you have any exposure related to the defective
    drywall that was manufactured in China as we understand that this may be an
    industry-wide issue.

Summary of Liquidity and Capital Resources, page 43

3. On page 44, you disclose it is probable that you will maintain compliance with the
    revised minimum one and two-month Consolidated EBITDA covenant, as modified
    in the Third Amendment, please disclose here or elsewhere in the filing the required
    ratios/amounts as well as the actual ratios/amounts as of each reporting date. This
    will allow readers to understand how much cushion there is between the required
    ratios/amounts and the actual ratios/amounts. Please also consider showing the
    specific computations used to arrive at the actual ratios/amounts with corresponding
    reconciliations to US GAAP amounts, if necessary. See Sections I.D and IV.C of the
    SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the
    Use of Non-GAAP Financial Measures dated June 13, 2003.

Controls and Procedures, page 47

4. Please tell us whether you had any changes in internal control over financial reporting
    during the fourth fiscal quarter ended December 31, 2008 that materially affected, or
    were reasonably likely to materially affect, the registrant's internal control over
    financial reporting. If there were no changes, please disclose this as well. See Item
    308T(b) of Regulation S-K.

Audited Financial Statements

Note 7 – Goodwill and Other Intangible Assets, page F-19

5. You wrote-off all but $7.4 million of your other intangible assets as of December 31,
    2008. Please revise your filing to explain what the remaining balance of other
    intangible assets pertains to and the period over which it is being amortized.

Note 13 – Commitments and Contingencies, page F-30

6. Notwithstanding the materiality effect of any legal proceedings on your consolidated financial statements, you should still disclose the nature of any contingencies when there is at least a reasonable possibility that a loss may have been incurred. Please refer to paragraphs 8-10 of SFAS 5 and revise your filing accordingly.

Exhibit 31.1 and 31.2 - Management Certifications

7. Please amend your filing so that the opening paragraph of bullet point 4 of your management certifications includes the reference to the certifying officers' responsibility for establishing and maintaining internal control over financial reporting. Your amended management certifications should conform to the wording provided in Item 601(B)(31) of Regulation S-K. When you amend your filing, please be sure to also include currently dated management certifications, which refer to the 10-K/A. Please refer to Section 246.13 of the Division of Corporation Finance's Compliance and Disclosure Interpretations for Regulation S-K. The interpretations are available on our website at: http://www.sec.gov/divisions/corpfin/cfguidance.shtml#regs-k.

FORM 10-Q FOR THE PERIOD ENDED JUNE 28, 2009

General

8. Please address the above comments in your interim filings as well.

* * * *

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Lisa Haynes, Staff Accountant, at (202) 551-3424 or, in her absence, to the undersigned at (202) 551-3769.

Sincerely,

Rufus Decker
Accounting Branch Chief